Exhibit 99.1

WoWo Limited Reports Financial Results for the First Quarter of 2015

BEIJING, China, June 29, 2015 —WoWo Limited (the “Company” or “JM WOWO”) (NASDAQ: WOWO), a leading online e-commerce platform that provides integrated B2B2C services in the foodservice industry in China, today announced its financial results for the first quarter of 2015.

First Quarter 2015 Financial Highlights

•                  Net revenues in the first quarter of 2015 were $7.6 million, an increase of 38.0% from $5.5 million in the same quarter of 2014. Net revenues from storefront fees in the first quarter of 2015 increased by 189.3% from $1.3 million in the first quarter 2014 to $3.9 million.

•                  Gross margin in the first quarter of 2015 increased to 83.3% from 66.5% in the same quarter of 2014.

•                  Non-GAAP net loss attributable to WoWo Limited (note 1) was $7.6 million in the first quarter of 2015, compared to $9.8 million in the same quarter of 2014.

Mr. Maodong Xu, Co-Chairman of the Company, commented, “We were pleased to report double digit growth in revenue and gross profit in the first quarter, which is seasonally a slower quarter for our business, as a result of our team’s focused strategy and relentless execution. During the first quarter, we continue to shift our focus to a more sustainable revenue stream of storefront fees and focus on user experience and investment in product and technology innovation. We have seen the payback of those investments that drives improvement in monetization.”

“On June 8, we consummated the acquisition of Join Me Group (HK) Investment Company Limited (“JMU”), the largest integrated service platform in the foodservice industry chain in China, to officially form JM WOWO. Our combination with JMU (the “Wowo-JMU Combination”) creates a fantastic opportunity for us to contribute to the modernization of China’s foodservice industry: JMU, leveraging on its influential industrial alliances, provides solutions to food safety, quality and procurement cost issues that most Chinese restaurants encounter while WOWO’s tremendous amount of accumulated internet users and big data addresses the online storefront management and consumer management issues.

“We believe that the business model after Wowo-JMU Combination is an innovation. The integration forms a unique online e-commerce platform that provides integrated B2B2C services in the foodservice industry in China. After the Wowo-JMU Combination, we rolled out the cloud procurement system, with the aid of our established e-commerce system, the upstream supply chain service is extended to more merchants. On the retail side, we built a cloud marketing system that can benefit millions of restaurants by introducing advanced food services to more new-generation customers with greater levels of efficiency, thus boosting their sales revenue.

“Based on the positive growth outlook in China’s internet-enabled foodservice industry, together with the experience and expertise of the JMU-WoWo teams, we believe our tie-up can introduce strong synergies expanding our existing e-commerce service to the foodservice industry in China.  The combination of our two teams forms an efficient business model with high entry barriers, which positions us well against industry competition. We look forward to a bright future of JM WOWO”, concluded Mr. Maodong Xu.

First Quarter 2015 Financial Performances

Net revenues

In USD ‘000	2014Q1%		2015Q1%		YoY %

Net revenues
Storefront fees	1,333	24.2%	3,857	50.7%	189.3%
Commissions	4,184	75.8%	3,754	49.3%	-10.3%
Total net revenues*	5,517	100%	7,611	100%	38.0%

*Please note that the 2015Q1 financial results do not include the acquisition of JMU.

Total net revenues increased to $7.6 million in the first quarter of 2015, representing an increase of 38.0% from $5.5 million in the same quarter of 2014. The Company made steady progress converting its revenue model to storefront fees, as more merchants bought additional value-added services. Net revenues contribution from storefront fees increased from 24.2% in the first quarter of 2014 to 50.7% in the same quarter of 2015.

•             Net revenues from storefront fees increased to $3.9 million in the first quarter of 2015, representing an increase of 189.3% from $1.3 million in the same quarter of 2014. The growth was primarily driven by the increase in the number of paying merchants who have been receptive to the implementation of the product upgrade designated to the foodservice merchants that the Company rolled out during the first quarter of 2015.

•                  Net revenues from commissions decreased by 10.3% from $4.2 million in the first quarter of 2014 to $3.8 million in the same quarter of 2015. The decrease in commission revenues was mostly due to the Company’s efforts to lower the take rate (or commission rate) to attract more merchants to WoWo platform. The number of merchants on the platform increased by 31.7% to 101,873 in the first quarter of 2015 from 77,355 in the first quarter of 2014. Net commission revenues were also impacted by the Company’s support of in-store payment by customers to ensure a superior customer experience, which was not included in gross billings, and therefore did not contribute to total net revenues.

Gross profit in the first quarter of 2015 was $6.3 million, representing an increase of 72.9% from $3.7 million in the same quarter of 2014. Gross margin for the first quarter of 2015 increased to 83.3% from 66.5% in the same quarter of 2014.  The increase in both gross profit and gross margin was mainly because the Company had been focusing on the more sustainable revenue model and thus the lower transaction fees paid to the third-party payment platforms caused by decreased gross billings from commission-based businesses.

Total operating expenses in the first quarter of 2015 decreased by 0.3% from $13.8 million in the same quarter of 2014 to $13.7 million. Non-GAAP operating expenses in the first quarter were $13.9 million, representing an increase of 3.8% from $13.4 million in the same quarter of 2014 primarily due to the one-time adjustment to the share based compensation expenses.

•                  Marketing expenses decreased by 37.5% from $2.5 million in the first quarter of 2014 to $1.6 million in the same quarter of 2015. Non-GAAP marketing expenses were $1.6 million, representing a decrease of 35.6% from $2.5 million in the first quarter of 2014. The decrease was primarily because the Company reduced spending on marketing activities and promotions of low efficiency.

•                  Selling, general and administrative expenses increased by 8.0% from $11.2 million in the first quarter of 2014 to $12.1 million in the same quarter of 2015. Non-GAAP selling, general and administrative expenses increased by 12.8% from $10.9 million in the first quarter of 2014 to $12.3 million in the same quarter of 2015. The increase of selling, general and administrative expenses was primarily driven by higher R&D expenses and growth of sales force.

Loss from operations in the first quarter of 2015 decreased to $7.4 million from $10.1 million in the same quarter of 2014. Non-GAAP loss from operations in the first quarter of 2015 decreased to $7.6 million from $9.8 million in the same quarter of 2014.

Net loss attributable to WoWo Limited in the first quarter of 2015 was $7.4 million, compared to $10.1 million in the same quarter of 2014. Non-GAAP net loss attributable to WoWo Limited was $7.6 million in the first quarter of 2015, compared to $9.8 million in the same quarter of 2014. Net loss per diluted ADS (American depositary shares, each of which represents 18 ordinary shares) attributable to ordinary shareholders was $0.57 in the first quarter of 2015 compared to $1.30 in the same quarter of 2014.

For the quarter ended March 31, 2015, the Company’s weighted average number of ADS used in computing loss per ADS was 16,882,591.

Recent Developments

WoWo completed the merger with JMU

On June 8, 2015, WoWo consummated its acquisition of JMU to form JM WOWO, a market leader in China’s online platform for food service industry headquartered in Hong Kong. The Company issued 741,422,780 ordinary shares and paid $30 million in cash to acquire all the issued and outstanding shares of JMU from its shareholders. The total issued and outstanding shares immediately after this transaction are approximately 1,482,845,560 (or 82,380,308 ADS, one ADS represents 18 ordinary shares). In addition, WoWo will also issue 72,000,000 ordinary shares of the Company to its co-Chairman Mr. Maodong Xu at a purchase price of the equivalent of US$10 per ADS, for a total purchase price of $40 million.

Outlook for the Second Quarter of 2015

Having recently closed the acquisition of JMU on June 8, the Company is currently working on the post-transaction integration, including a financial review of the second quarter of 2015 and a financial model and forecast for the combined business. The Company will provide investors updates on any major developments in the integration and financial forecasting in the coming months.

Conference Call

The Company will hold a conference call at 8:30 a.m. ET on Tuesday, June 30, 2015, which is 8:30 p.m., Beijing Time on the same day, to discuss first quarter 2015 results and answer questions from investors. Listeners may access the call by dialing:

US: 1-855-298-3404

China: 400-120-0539

HK: 800-905-927

Passcode: 9751985

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.55.com/.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP marketing expense, selling, general and administrative expense, operating expenses, loss from operations, and net loss attributable to WoWo Limited) which is adjusted from results based on U.S. GAAP to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

The Company encourages investors to review the Company’s financial information in its entirety and not rely on a single financial measure.

About JM WOWO

JM WOWO currently operates China’s leading online foodservice platform that provides integrated B2B2C services to foodservice merchants and consumers. With the vision of reshaping foodservice industrial rules and building the fair business ecosystem for medium and small foodservice businesses in China, it currently aims to cultivate the traditional offline foodservice businesses using internet tools to create value for foodservice companies, brand suppliers and customers.

Through cooperation with industry associations and hundreds of leading catering and hotel brands across China, JM WOWO has formed the leading industrial alliance and has great resource leverage in China’s foodservice industry. JM WOWO works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement services, as well as manufacture, marketing and other value-added services, for a variety of foodservice businesses via the B2B platform www.ccjoin.com. JM WOWO also has rich experience operating e-commerce systems for foodservice industry and plans to utilize the industry big data to bring various healthy and convenient food services to more customers via its B2C platform www.55.com.

In the first quarter 2015, JM WOWO had over 90,000 foodservice merchant clients spread across 150 cities of China.  As of March 31, 2015, JM WOWO had 37.0 million subscribers and 21.0 million activated Mobile Apps installed on mobile devices. As of May 31, 2015, the Company has served over 8,000 food product suppliers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM WOWO’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM WOWO’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of internet and mobile user population in China might not be as strong as expected. JM WOWO’s plan to enhance subscriber experience, upgrade infrastructure and increase service offerings might not be well received. JM WOWO might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and WoWo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

WoWo Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31,
	2014	2015
Net revenues	5,517	7,611
Cost of revenues	1,851	1,271
Gross profit	3,666	6,340
Operating expenses:
Marketing	2,518	1,574
Selling, general and administrative	11,248	12,149
Total operating expenses	13,766	13,723
Loss from operations	(10,100)	(7,383)
Interest income	2	1
Interest expense	(12)	—
Other expenses, net	(8)	(12)
Loss before provision for income taxes	(10,118)	(7,394)
Net loss attributable to WoWo Limited	(10,118)	(7,394)
Accretion for Series A-1, A-2 and B convertible redeemable preferred shares	(11,865)	(2,269)
Net loss attributable to holders of ordinary shares of WoWo Limited	(21,983)	(9,663)

Net loss per ordinary shares
Basic	(0.07)	(0.03)
Diluted	(0.07)	(0.03)
Weighted average shares used in calculating net loss per ordinary shares
Basic	303,886,640	303,886,640
Diluted	303,886,640	303,886,640

WoWo Limited

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31,	March 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	1,646	465
Accounts receivable, net	1,226	1,271
Prepaid expenses and other current assets	7,434	5,618
Total current assets	10,306	7,354
Property and equipment, net	2,574	2,165
Goodwill	7,464	7,470
Total assets	20,343	16,989
Current liabilities:
Accounts payable	22,680	21,429
Advance from customers	22,704	20,668
Accrued expenses and other current liabilities	21,669	22,660
Income tax payable	44	44
Amounts due to related parties	404	489
Total current liabilities	67,501	65,290
Non-current liabilities:
Amounts due to related parties	61,965	68,680
Total liabilities	129,466	133,970
Mezzanine equity	124,653	126,922
Total WoWo Limited shareholders’ deficit	(233,819)	(243,903)
Noncontrolling interest	43	—
Total deficit	(233,776)	(243,903)
Total liabilities, mezzanine equity and deficit	20,343	16,989

WoWo Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1. Reconciliation of Non-GAAP operating expenses, loss from operations, and net loss to comparable GAAP measures.

	Three months				Three months
	ended March 31, 2014				ended March 31, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Operating expenses:
Marketing	2,518	19	(a)	2,499	1,574	(37	)(b)	1,611
Selling, general and administrative	11,248	317	(a)	10,931	12,149	(178	)(b)	12,327
Total operating expenses	13,766	336	(a)	13,430	13,723	(215	)(b)	13,938
Loss from operations	10,100	338	(a)	9,762	7,383	(206	)(b)	7,589
Net loss attributable to WoWo Limited	10,118	338	(a)	9,780	7,394	(206	)(b)	7,600

(a)Adjustments to exclude share- based compensation of $19, $317, $336, $338 and $338, in marketing expense, selling, general and administrative expense, total operating expenses,  loss from operations and net loss attributable to WoWo Limited, respectively, from the unaudited condensed consolidated financial statements.

(b)Adjustments to exclude share-based compensation of -$37, -$178, -$215, -$206 and -$206, in marketing expense, selling, general and administrative expense, total operating expenses, loss from operations and net loss attributable to WoWo Limited, respectively, from the unaudited condensed consolidated financial statements.

Contact:

Shayla Suen

IR Director, WoWo Limited

ir@55.com

Tel: 86-10-59065758

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200